Exhibit 99.1

GAP INC. REPORTS OCTOBER AND THIRD QUARTER SALES RESULTS

Guides to Third Quarter Earnings per Share Range of $0.70 to $0.71

SAN FRANCISCO – November 7, 2013 – Gap Inc. (NYSE: GPS) today reported that October 2013 net sales increased 6 percent versus last year, and October 2013 comparable sales increased 4 percent versus a 4 percent increase last year. For the third quarter of fiscal year 2013, Gap Inc.’s net sales increased 3 percent versus last year, and comparable sales increased 1 percent versus a 6 percent increase last year.

Due to the 53rd week in fiscal year 2012, comparable sales for October 2013 and the third quarter of fiscal year 2013, respectively, are compared to the four-week and 13-week periods ended November 3, 2012.

"All three of our global brands delivered positive comps for October," said Glenn Murphy, chairman and chief executive officer of Gap Inc. "Additionally, we are pleased with our guidance of earnings per share growth over last year."

Net sales for the four-week period ended November 2, 2013 were $1.29 billion compared with net sales of $1.22 billion for the four-week period ended October 27, 2012. In addition, net sales for the third quarter, which ended November 2, 2013, were $3.98 billion compared with $3.86 billion for the third quarter last year.

October Comparable Sales Results
Comparable sales by global brand for October 2013 were as follows:

•	Gap Global: positive 5 percent versus positive 3 percent last year

•	Banana Republic Global: positive 1 percent versus positive 5 percent last year

•	Old Navy Global: positive 2 percent versus positive 5 percent last year

Third Quarter Comparable Sales Results
Comparable sales by global brand for the third quarter of fiscal year 2013 were as follows:

•	Gap Global: positive 1 percent versus positive 4 percent last year

•	Banana Republic Global: negative 1 percent versus positive 5 percent last year

•	Old Navy Global: flat versus positive 9 percent last year

Third Quarter Guidance
For the third quarter of fiscal year 2013, the company expects diluted earnings per share to be in the range of $0.70 to $0.71, compared to diluted earnings per share for the third quarter of fiscal year 2012 of $0.63. The company reaffirms its prior inventory guidance, with inventory dollars per store at the end of the third quarter of fiscal year 2013 expected to be up in the mid-single digits. The company also notes that third quarter merchandise margins are expected to be below last year.

Additional insight into Gap Inc.’s sales performance is available by calling 1-800-GAP-NEWS (1-800-427-6397). International callers may call 706-902-4949. The recording will be available at approximately 1:00 p.m. Pacific Time on November 7, 2013 and available for replay until 1:00 p.m. Pacific Time on November 15, 2013.

Third Quarter Earnings
Gap Inc. will release its third quarter earnings results via press release on November 21, 2013 at 1:00 p.m. Pacific Time. In addition, the company will host a summary of Gap Inc.’s third quarter results during a live conference call and webcast on November 21, 2013 at approximately 2:00 p.m. Pacific Time. The conference call can be accessed by calling 1-855-5000-GPS or 1-855-500-0477 (participant passcode: 9886415). International callers may dial 913-643-0954. The webcast can be accessed at www.gapinc.com.

November Sales
The company will report November sales on December 5, 2013.

Forward-Looking Statements
This press release and the related sales recording contain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than those that are purely historical are forward-looking statements. Words such as “expect,” “anticipate,” “believe,” “estimate,” “intend,” “plan,” “project,” and similar expressions also identify forward-looking statements. Forward-looking statements include statements regarding the following:

•	earnings per share for the third quarter of fiscal year 2013;

•	merchandise margins for the third quarter of fiscal year 2013; and

•	inventory dollars per store at the end of the third quarter of fiscal year 2013.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause the company’s actual results to differ materially from those in the forward-looking statements.
These factors include, without limitation, the following:

•	the risk that additional information may arise during the company’s close process or as a result of subsequent events that would require the company to make adjustments to the financial information.

Additional information regarding factors that could cause results to differ can be found in the company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013, as well as the company’s subsequent filings with the Securities and Exchange Commission.

These forward-looking statements are based on information as of November 7, 2013. The company assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

About Gap Inc.
Gap Inc. is a leading global retailer offering clothing, accessories, and personal care products for men, women, children, and babies under the Gap, Banana Republic, Old Navy, Piperlime, Athleta, and Intermix brands. Fiscal year 2012 net sales were $15.7 billion. Gap Inc. products are available for purchase in more than 90 countries worldwide through about 3,100 company-operated stores, over 300 franchise stores, and e-commerce sites. For more information, please visit www.gapinc.com.

Investor Relations Contact:
David Davick
(415) 427-2164
Investor_relations@gap.com

Media Relations Contact:
Kari Shellhorn
(415) 427-1805
press@gap.com